Exhibit 99.1

Lufax Reports Fourth Quarter and Full Year 2023 Financial Results

SHANGHAI, March 21, 2024/PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

•	Total income was RMB6,857 million (US$966 million) in the fourth quarter of 2023, compared to RMB12,318 million in the same period of 2022.

•	Net loss was RMB832 million (US$117 million) in the fourth quarter of 2023, compared to RMB806 million in the same period of 2022.

(In millions except percentages, unaudited)	Three Months Ended December 31,				Twelve Months Ended December 31,
	2022	2023		YoY	2022	2023		YoY
	RMB	RMB	USD		RMB	RMB	USD
Total income	12,318	6,857	966	(44.3%)	58,116	34,255	4,825	(41.1%)
Total expenses	(12,922)	(7,943)	(1,119)	(38.5%)	(45,102)	(32,610)	(4,593)	(27.7%)
Total expenses excluding credit and asset impairment losses, finance costs and other (gains)/losses	(6,574)	(4,389)	(618)	(33.2%)	(26,889)	(19,678)	(2,772)	(26.8%)
Credit and asset impairment losses, finance costs and other (gains)/losses	(6,348)	(3,554)	(501)	(44.0%)	(18,213)	(12,932)	(1,821)	(29.0%)
Net profit/(loss)	(806)	(832)	(117)	3.3%	8,775	1,034	146	(88.2%)

Fourth Quarter 2023 Operational Highlights

•	Outstanding balance of loans enabled was RMB315.4 billion as of December 31, 2023 compared to RMB576.5 billion as of December 31, 2022, representing a decrease of 45.3%.

•	Cumulative number of borrowers increased by 10.0% to approximately 20.94 million as of December 31, 2023 from approximately 19.02 million as of December 31, 2022.

•	New loans enabled were RMB47.0 billion in the fourth quarter of 2023, compared to RMB77.8 billion in the same period of 2022, representing a decrease of 39.6%.

•	During the fourth quarter of 2023, excluding the consumer finance subsidiary, the Company bore risk on 100% of its new loans enabled, up from 22.2% in the same period of 2022.

•

As of December 31, 2023, including the consumer finance subsidiary, the Company bore risk on 39.8% of its outstanding balance, up from 23.5% as of December 31, 2022. Credit enhancement partners bore risk on 58.2% of outstanding balance, among which Ping An P&C accounted for a majority.

•	As of December 31, 2023, excluding the consumer finance subsidiary, the Company bore risk on 33.5% of its outstanding balance, up from 19.8% as of December 31, 2022.

•	For the fourth quarter of 2023, the Company’s retail credit enablement business take rate[1] based on loan balance was 7.9%, as compared to 7.7% for the fourth quarter of 2022.

•

C-M3 flow rate[2] for the total loans the Company had enabled was 1.2% in the fourth quarter of 2023, compared to 1.1% the third quarter of 2023. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.4% and 0.8% respectively in the fourth quarter of 2023, as compared to 1.2% and 0.7% respectively in the third quarter of 2023.

•

Days past due (“DPD”) 30+ delinquency rate[3] for the total loans the Company had enabled was 6.9% as of December 31, 2023, as compared to 6.0% as of September 30, 2023. DPD 30+ delinquency rate for general unsecured loans was 7.7% as of December 31, 2023, as compared to 6.9% as of September 30, 2023. DPD 30+ delinquency rate for secured loans was 4.4% as of December 31, 2023, as compared to 3.4% as of September 30, 2023.

•

DPD 90+ delinquency rate[4] for total loans enabled was 4.1% as of December 31, 2023, as compared to 3.7% as of September 30, 2023. DPD 90+ delinquency rate for general unsecured loans was 4.6% as of December 31, 2023, as compared to 4.2% as of September 30, 2023. DPD 90+ delinquency rate for secured loans was 2.6% as of December 31, 2023, as compared to 1.9% as of September 30, 2023.

•	As of December 31, 2023, the non-performing loan (NPL) ratio[5] for consumer finance loans was 1.5% as compared to 1.4% as of September 30, 2023.

Mr. YongSuk Cho, Chairman and Chief Executive Officer of Lufax, commented, “Complex macro conditions continued to impact SBOs during the fourth quarter. Against this backdrop, we prioritized asset quality over quantity and successfully completed our five major de-risking and diversification initiatives, including four “mix” changes and one business model adjustment. First, we strategically adjusted our segment and product mix by diversifying our product offerings to include both business and consumption loans, broadening our loan repayment options, and targeting customers with better risk profiles within the SBO segment. Second, recognizing significant disparities in credit and economic performance across regions, we optimized our geographic footprint and focused on higher-quality, more resilient locations. Third, we further streamlined and optimized our direct sales team to increase productivity and reduce risk within our direct sales channel. Fourth, as we evaluated our industry mix, we assigned greater importance to consideration of each industry’s economic cycle stage within our models. Meanwhile, we successfully completed our transition to the 100% guarantee model, eliminating the negative impact of CGI. On a single account basis, new loans enabled under the 100% guarantee model are expected to realize lifetime profitability, but may record net accounting loss for the first calendar year due to higher upfront provisioning as compared with the loans under CGI model. As a result, we will remain prudent and continue to prioritize quality over quantity going forward. Compared to the third quarter, C-M3 flow rate experienced an increase in the fourth quarter, mainly attributable to the reduction in outstanding loan balances and the short-term impact from the restructuring of our direct sales team and branches. With the completion of all the restructuring measures, we have seen improvement of the flow rate in the first quarter of 2024. Considering the progress in our business de-risking and transformation, as well as our outlook for the growth and capital requirement for the next one to two years, our board of directors has approved a special dividend with an estimated dividend size of approximately RMB10 billion as we continue to deliver value to our shareholders.”

[1]

The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

[2]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation.

[3]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[4]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[5]

We previously calculated the non-performing loan ratio for consumer finance loans by using the outstanding balance of consumer finance loans for which any payment was 61 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans. However, we now calculate the non-performing loan ratio for consumer finance loans by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans. Under this new calculation method, the non-performing loan ratio for consumer finance loans was 1.8% as of March 31, 2023, and 1.7% as of June 30, 2023.

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “The evolving macro environment constrained demand for high-quality loans from SBOs during the fourth quarter. Through strategic adjustments to customer segmentation and product offerings, we successfully cultivated a new business mix that favors R1-R3 customers and reflects our commitment to de-risking. This, in turn, has gradually transformed our portfolio mix, with consumer finance sales as a proportion of new loan sales increasing to approximately 34% in 2023. As a result, our overall balance mix has shifted, with consumer finance now accounting for 12% of the total balance at the end of 2023, compared to 5% at the end of 2022. We also successfully executed on adjustments to our regional, channel and industry mixes and completed our strategic pivot to the 100% guarantee model, laying the foundations for our long-term, sustainable growth. We will remain committed to our prudent approach and anticipate the new loan sales of 2024 to be in the range of RMB190 billion to RMB220 billion, and the ending balance to be between RMB200 billion to RMB230 billion. With the strong capital position and visibility of our business growth in the near term, we are well positioned to further respond to our shareholders’ constant feedback to increase shareholder return. Our board of directors has approved a special dividend of US$2.42 per ADS or US$1.21 per ordinary share with a total estimated size of approximately RMB10 billion. The special dividend will be payable in cash, to offer our shareholders full flexibility, each shareholder may elect to receive the dividend all in scrip. More details will be disclosed in our announcements and statutory circulars in due course. The special dividend is subject to the approval of shareholders at the annual general meeting, which will be held on May 30th with record date of April 9th.”

Mr. David Choy, Chief Financial Officer of Lufax, commented, “Our leverage level remains low, and our two main operating entities are well-capitalized. Our guarantee subsidiary’s leverage ratio was only 1.8x, as compared to a maximum regulatory limit of 10x. And our consumer finance company capital adequacy ratio stood at approximately 15.3%, above the required 10.5% regulatory requirement. Meanwhile, our cash at bank balance amounted to RMB39.6 billion as of December 31, 2023. Overall speaking, we are in a net cash position after taking into account the external debts.”

Fourth Quarter 2023 Financial Results

TOTAL INCOME

Total income was RMB6,857 million (US$966 million) in the fourth quarter of 2023, compared to RMB12,318 million in the same period of 2022, representing a decrease of 44.3%.

(In millions except percentages, unaudited)	Three Months Ended December 31,
	2022		2023		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	5,874	47.7%	2,980	43.5%	(49.3%)
Net interest income	4,369	35.5%	2,325	33.9%	(46.8%)
Guarantee income	1,671	13.6%	886	12.9%	(47.0%)
Other income	131	1.1%	315	4.6%	140.6%
Investment income	275	2.2%	353	5.1%	28.5%
Share of net profits of investments accounted for using the equity method	(2)	0.0%	(3)	0.0%	73.8%
Total income	12,318	100.0%	6,857	100.0%	(44.3%)

•

Technology platform-based income was RMB2,980 million (US$420 million) in the fourth quarter of 2023, compared to RMB5,874 million in the same period of 2022, representing a decrease of 49.3%, due to 1) the decrease of retail credit service fees due to the decrease in new loan sales and loan balance and 2) the decrease of referral and other technology platform-based income due to the decrease in transaction volume.

•

Net interest income was RMB2,325 million (US$328 million) in the fourth quarter of 2023, compared to RMB4,369 million in the same period of 2022, representing a decrease of 46.8%, mainly due to the decrease in loan balance, partially offset by the increase of net interest income from the Company’s consumer finance business.

•

Guarantee income was RMB886 million (US$125 million) in the fourth quarter of 2023, compared to RMB1,671 million in the same period of 2022, representing a decrease of 47.0%, primarily due to the decrease in loan balance and a lower average fee rate.

•

Other income was RMB315 million (US$44 million) in the fourth quarter of 2023, compared to other income of RMB131 million in the same period of 2022. The increase was mainly due to the change of fee structure that the Company charged to its primary credit enhancement partner.

•	Investment income was RMB353 million (US$50 million) in the fourth quarter of 2023, compared to RMB275 million in the same period of 2022, mainly due to the increase of return rate.

TOTAL EXPENSES

Total expenses decreased by 38.5% to RMB7,943 million (US$1,119 million) in the fourth quarter of 2023 from RMB12,922 million in the same period of 2022. This decrease was mainly due to the decrease in credit impairment losses by 43.0% to RMB3,567million (US$502 million) in the fourth quarter of 2023 from RMB6,259 million in the same period of 2022, and the decrease in sales and marketing expenses by 45.9% to RMB2,007 million (US$283 million) in the fourth quarter of 2023 from RMB3,706 million in the same period of 2022. Total expenses excluding credit impairment losses, asset impairment losses, finance costs and other (gains)/losses decreased by 33.2% to RMB4,389 million (US$618 million) in the fourth quarter of 2023 from RMB6,574 million in the same period of 2022.

	Three Months Ended December 31,
(In millions except percentages, unaudited)	2022		2023		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	3,706	30.1%	2,007	29.3%	(45.9%)
General and administrative expenses	750	6.1%	556	8.1%	(26.0%)
Operation and servicing expenses	1,659	13.5%	1,507	22.0%	(9.2%)
Technology and analytics expenses	458	3.7%	319	4.7%	(30.2%)
Credit impairment losses	6,259	50.8%	3,567	52.0%	(43.0%)
Asset impairment losses	7	0.1%	31	0.5%	340.0%
Finance costs	501	4.1%	50	0.7%	(90.1%)
Other (gains)/losses - net	(419)	(3.4%)	(93)	(1.4%)	(77.7%)
Total expenses	12,922	105.0%	7,943	115.8%	(38.5%)

•

Sales and marketing expenses decreased by 45.9% to RMB2,007 million (US$283 million) in the fourth quarter of 2023 from RMB3,706 million in the same period of 2022. The decrease was mainly due to 1) the decreased loan-related expenses as a result of the decrease in new loan sales and 2) decreased retention expenses and referral expenses from platform service attributable to the decreased transaction volume.

•

General and administrative expenses decreased by 26.0% to RMB556 million (US$78 million) in the fourth quarter of 2023 from RMB750 million in the same period of 2022, mainly due to the Company’s expense control measures and the decrease of tax and surcharge.

•

Operation and servicing expenses decreased by 9.2% to RMB1,507 million (US$212 million) in the fourth quarter of 2023 from RMB1,659 million in the same period of 2022, due to the Company’s expense control measures and decrease of loan balance, partially offset by increased resources invested in collection services.

•

Technology and analytics expenses decreased by 30.2% to RMB319 million (US$45 million) in the fourth quarter of 2023 from RMB458 million in the same period of 2022, due to the Company’s improved efficiency and expense control measures.

•

Credit impairment losses decreased by 43.0% to RMB3,567 million (US$502 million) in the fourth quarter of 2023 from RMB6,259 million in the same period of 2022, mainly due to the decrease in provision of loans and receivables as a result of the decreased loan balance.

•

Finance costs decreased by 90.1% to RMB50 million (US$7 million) in the fourth quarter of 2023 from RMB501 million in the same period of 2022, mainly due to the decrease of interest expenses as a result of repayment of Ping An and C-Round Convertible Promissory Notes.

•

Other gains decreased by 77.7% to RMB93 million (US$13 million) in the fourth quarter of 2023 from RMB419 million in the same period of 2022, mainly due to the increase of losses associated with certain risk assets and the high base of the same period last year due to one-time recovery of losses associated with legacy business via law suit.

NET LOSS

Net loss was RMB832 million (US$117 million) in the fourth quarter of 2023, compared to RMB806 million in the same period of 2022, as a result of the aforementioned factors.

LOSS PER ADS

Basic and diluted loss per American Depositary Share (“ADS”) were both RMB1.48 (US$0.21) in the fourth quarter of 2023. Each one ADS represents two ordinary shares (“Share”).

BALANCE SHEET

The Company had RMB39,599 million (US$5,577 million) in cash at bank as of December 31, 2023, as compared to RMB43,882 million as of December 31, 2022. Net assets of the Company amounted to RMB93,684 million (US$13,195 million) as of December 31, 2023, as compared to RMB94,787 million as of December 31, 2022.

Special Dividend

On March 21, 2024, the board of directors of the Company resolved to recommend the declaration and distribution of a special dividend out of the share premium account under the reserves of the Company in the amount of US$1.21 per ordinary share or US$2.42 per ADS (the “Special Dividend”). The Special Dividend will be payable in cash, with eligible holders of ordinary shares given an option to elect to receive the Special Dividend wholly in the form of new ordinary shares and eligible holders of ADSs given an option to elect to receive the Special Dividend wholly in the form of new ADSs (except for Hong Kong Securities Clearing Company Nominees Limited, the depositary bank for the ADS program and other intermediaries such as brokers that are aggregating the elections of more than one holder, which may elect to receive their entitlement partly in cash and partly in the form of new ordinary shares or ADSs). The Special Dividend is subject to the approval of shareholders at the forthcoming annual general meeting to be held on May 30, 2024.

Annual General Meeting

It is proposed that the forthcoming annual general meeting of the Company (the “AGM”) will be held on Thursday, May 30, 2024. The record date for the purpose of determining the eligibility of the holders of ordinary shares to attend and vote at the AGM will be as of the close of business on Tuesday, April 9, 2024 (Hong Kong time). All share transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. on Tuesday April 9, 2024 (Hong Kong time) to be eligible to attend and vote at the AGM. The notice of AGM will be issued to the holders of ordinary shares within the prescribed time and in such manner as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the articles of association of the Company. Holders of the ADSs representing the Company’s ordinary shares at the close of business on April 9, 2024 (New York time) who wish to exercise their voting rights for the underlying ordinary shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

Business Outlook

For the full year of 2024, the Company expects the new loan sales to be in the range of RMB190 billion to RMB220 billion and the year-end loan balance to be in the range of RMB200 billion to RMB230 billion. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Thursday, March 21, 2024 (9:00 A.M. Beijing Time on Friday, March 22, 2024) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://dpregister.com/sreg/10187050/fbc35f8894

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

The replay will be accessible through March 28, 2024, by dialing the following numbers:

United States: 1-877-344-7529

International: 1-412-317-0088

Conference ID: 2835954

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the rate in effect as of December 31, 2023, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’ s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’ s goals and strategies; Lufax’ s future business development, financial condition and results of operations; expected changes in Lufax’ s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’ s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	5,874,337	2,980,386	419,779	29,218,432	15,325,826	2,158,597
Net interest income	4,369,470	2,325,425	327,529	18,981,376	12,348,357	1,739,230
Guarantee income	1,670,743	886,168	124,814	7,372,509	4,392,376	618,653
Other income	130,927	315,006	44,368	1,238,004	1,143,770	161,097
Investment income	274,594	352,847	49,697	1,305,625	1,050,453	147,953
Share of net profits of investments accounted for using the equity method	(1,733)	(3,012)	(424)	(218)	(5,416)	(763)
Total income	12,318,338	6,856,820	965,763	58,115,728	34,255,366	4,824,767
Sales and marketing expenses	(3,706,378)	(2,006,965)	(282,675)	(15,756,916)	(9,867,488)	(1,389,807)
General and administrative expenses	(750,422)	(555,520)	(78,243)	(2,830,119)	(2,304,835)	(324,629)
Operation and servicing expenses	(1,659,300)	(1,506,757)	(212,222)	(6,429,862)	(6,118,635)	(861,792)
Technology and analytics expenses	(457,569)	(319,278)	(44,969)	(1,872,454)	(1,387,055)	(195,363)
Credit impairment losses	(6,258,530)	(3,566,694)	(502,358)	(16,550,465)	(12,697,308)	(1,788,378)
Asset impairment losses	(7,101)	(31,246)	(4,401)	(427,108)	(31,246)	(4,401)
Finance costs	(501,042)	(49,775)	(7,011)	(1,238,992)	(414,023)	(58,314)
Other gains/(losses) - net	418,781	93,274	13,137	3,459	210,336	29,625
Total expenses	(12,921,561)	(7,942,961)	(1,118,743)	(45,102,457)	(32,610,254)	(4,593,058)
Profit/(loss) before income tax expenses	(603,223)	(1,086,141)	(152,980)	13,013,271	1,645,112	231,709
Income tax expenses	(202,712)	253,666	35,728	(4,238,232)	(610,626)	(86,005)
Net profit/(loss) for the period	(805,935)	(832,475)	(117,252)	8,775,039	1,034,486	145,704
Net profit/(loss) attributable to:
Owners of the Group	(815,292)	(844,238)	(118,908)	8,699,369	886,865	124,912
Non-controlling interests	9,357	11,763	1,657	75,670	147,621	20,792
Net profit/(loss) for the period	(805,935)	(832,475)	(117,252)	8,775,039	1,034,486	145,704
Earnings/(loss) per share
-Basic earnings/(loss) per share	(0.71)	(0.74)	(0.10)	7.6	0.77	0.11
-Diluted earnings/(loss) per share	(0.71)	(0.74)	(0.10)	7.58	0.77	0.11
-Basic earnings/(loss) per ADS	(1.42)	(1.48)	(0.21)	15.2	1.54	0.22
-Diluted earnings/(loss) per ADS	(1.42)	(1.48)	(0.21)	15.16	1.54	0.22

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	USD
Assets
Cash at bank	43,882,127	39,598,785	5,577,372
Restricted cash	26,508,631	11,145,838	1,569,858
Financial assets at fair value through profit or loss	29,089,447	28,892,604	4,069,438
Financial assets at amortized cost	4,716,448	3,011,570	424,171
Accounts and other receivables and contract assets	15,758,135	7,293,671	1,027,292
Loans to customers	211,446,645	129,693,954	18,267,011
Deferred tax assets	4,990,352	5,572,042	784,806
Property and equipment	322,499	180,310	25,396
Investments accounted for using the equity method	39,271	2,609	367
Intangible assets	885,056	874,919	123,230
Right-of-use assets	754,010	400,900	56,466
Goodwill	8,911,445	8,911,445	1,255,151
Other assets	1,958,741	1,444,362	203,434

Total assets	349,262,807	237,023,009	33,383,993

Liabilities
Payable to platform users	1,569,367	985,761	138,842
Borrowings	36,915,513	38,823,284	5,468,145
Bond payable	2,143,348	—	—
Current income tax liabilities	1,987,443	782,096	110,156
Accounts and other payables and contract liabilities	12,198,654	6,977,118	982,707
Payable to investors of consolidated structured entities	177,147,726	83,264,738	11,727,593
Financing guarantee liabilities	5,763,369	4,185,532	589,520
Deferred tax liabilities	694,090	524,064	73,813
Lease liabilities	748,807	386,694	54,465
Convertible promissory note payable	5,164,139	5,650,268	795,824
Optionally convertible promissory notes	8,142,908	—	—
Other liabilities	2,000,768	1,759,672	247,845

Total liabilities	254,476,132	143,339,227	20,188,908

Equity
Share capital	75	75	11
Share premium	32,073,874	32,142,233	4,527,139
Treasury shares	(5,642,769)	(5,642,768)	(794,767)
Other reserves	2,158,432	155,849	21,951
Retained earnings	64,600,234	65,487,099	9,223,665

Total equity attributable to owners of the Company	93,189,846	92,142,488	12,977,998

Non-controlling interests	1,596,829	1,541,294	217,087

Total equity	94,786,675	93,683,782	13,195,085

Total liabilities and equity	349,262,807	237,023,009	33,383,993

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Twelve Months Ended December 31
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	4,823,634	4,692,133	660,873	4,455,301	15,030,286	2,116,972
Net cash generated from/(used in) investing activities	1,063,535	(4,060,705)	(571,938)	8,447,678	(5,937,432)	(836,270)
Net cash generated from/(used in) financing activities	(7,075,240)	(879,889)	(123,930)	(9,918,803)	(20,554,946)	(2,895,104)
Effects of exchange rate changes on cash and cash equivalents	(148,951)	(100,172)	(14,109)	57,025	404,677	56,998

Net increase/(decrease) in cash and cash equivalents	(1,337,022)	(348,633)	(49,104)	3,041,201	(11,057,415)	(1,557,404)
Cash and cash equivalents at the beginning of the period	30,874,533	18,828,729	2,651,971	26,496,310	29,537,511	4,160,271

Cash and cash equivalents at the end of the period	29,537,511	18,480,096	2,602,867	29,537,511	18,480,096	2,602,867